Exhibit 99.1
Press release
ALCATEL-LUCENT TO ACQUIRE MOTIVE, INC., A LEADING PROVIDER OF SERVICE MANAGEMENT
SOFTWARE FOR BROADBAND AND MOBILE DATA SERVICES
Motive’s software to be integrated with Alcatel-Lucent’s fixed and mobile broadband solutions to simplify management of subscriber services and devices
Paris, France and Austin, TX, June 17, 2008 — Alcatel-Lucent today announced that it has entered into a definitive agreement to acquire Motive, Inc. (OTC: MOTV), a leading provider of service management software for broadband and mobile data services, through a cash tender offer for all outstanding Motive shares at a price of $2.23 per share, representing a value of approximately $67.8 million.
The purchase price of $2.23 per share represents a premium of approximately 53% over the closing price of the shares on June 16, 2008 and a premium of approximately 51% over the average closing price of the shares for the 90 days prior to June 16, 2008. The transaction is expected to close by early in the fourth quarter of 2008.
The acquisition extends a productive three-year relationship between Alcatel-Lucent and Motive. The two companies jointly develop and sell remote management software solutions for automating the deployment, configuration and support of advanced home networking devices called residential gateways. Today Alcatel-Lucent and Motive have more than 40 joint customers including AT&T, Verizon, BT, Vodafone Portugal and Swisscom.
Alcatel-Lucent also resells Motive’s solutions that help service providers seamlessly integrate voice, video and data into a single, connected experience by automating and remotely managing key customer touch points throughout the service lifecycle, across multiple services, networks and devices.
“Motive has always been an innovator in helping service providers shorten service activation time and increasing customer satisfaction with broadband services by developing solutions allowing better visibility into home networks,” said Luis Martinez Amago, president of Alcatel-Lucent’s fixed access activities. “Integrating Motive’s broadband and mobile service management expertise with our portfolio of wireline and wireless access technologies will allow customers to offer a new generation of complex services, blurring the boundaries between fixed and mobile networks, and increasing customer retention but without adding operational complexity.”
“This strategic combination is a natural evolution of our existing relationship and provides Motive the scale needed to meet the long-term needs of our customers,” said Alfred Mockett, Chairman and CEO, Motive. “Alcatel-Lucent and Motive have a complementary worldwide footprint of customers and partners, and a history of working together to help ensure the success of our joint customers. With this acquisition, Motive gains access to capital, technology and people necessary to deliver on our commitments and ensure a secure future for our customers.”
Motive has 300 employees worldwide with R&D operations in Austin, Texas and Bangalore, India and will become part of Alcatel-Lucent’s Fixed Access Division, within the Carrier Business Group.

The transaction has been structured as a two-step acquisition comprised of a cash tender offer for all outstanding shares of Motive common stock followed by a merger of Motive with and into a subsidiary of Alcatel-Lucent.
The tender offer is subject to a number of conditions, including: delivery of Motive’s audited financial statements for the years ended December 31, 2007 and December 31, 2006, which audited financial statements for 2007 shall be materially consistent in terms of assets and liabilities with the previously delivered unaudited financial statements for that period; Motive’s previously announced settlement of securities and derivative litigation becoming final and non-appealable; the expiration or termination of any waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 and any applicable foreign competition laws; and other customary conditions.
In addition to the conditions described above, completion of the tender offer is subject to the condition that, as of the expiration date of the tender offer, there shall have been tendered at least 17,639,096 shares of common stock (which represents approximately 58.3% of the presently issued and outstanding shares of Motive common stock, including for such purpose the 2.5 million shares of Motive common stock expected to be issued in connection with the previously announced settlement of the Company’s securities class action lawsuit). The purchaser in the tender offer, which is a subsidiary of Alcatel-Lucent, is permitted on a single occasion to lower the minimum number of shares described above to a level not less than 15,493,417 shares of common stock (which represents approximately 51.2% of the presently issued and outstanding shares of Motive common stock, including for such purpose the 2.5 million shares of Motive common stock expected to be issued in connection with the previously announced settlement of the Company’s securities class action lawsuit), plus the total number of shares of common stock issued or to be issued between the date of the merger agreement and the expiration date of the tender offer in response to certain elections to exercise options or warrants to purchase shares of Motive common stock.
Motive and Alcatel-Lucent will hold a conference call with members of senior management today at 12:00 pm EDT, 06:00 pm CET. Investors and analysts can access the call by dialing +1(866) 356-3377 or +1(617) 597-5392, and using the participant pass code 25747443. Investors are advised to dial into the call at least ten minutes prior to the call to register. The live conference call can also be accessed via webcast at http://ir.motive.com. A replay of the audio webcast will be available on the Investor Relations section of Motive’s website at http://ir/motive.com as soon as practicable after the live webcast ends. A replay of the conference call will be available through June 24, 2008, and can be accessed by dialing +1(888) 286-8010 or +1(617) 801-6888 using the passcode 75655710.
About Alcatel-Lucent
Alcatel-Lucent (Euronext Paris and NYSE: ALU) provides solutions that enable service providers, enterprise and governments worldwide, to deliver voice, data and video communication services to end-users. As a leader in fixed, mobile and converged broadband networking, IP technologies, applications and services, Alcatel-Lucent offers the end-to-end solutions that enable compelling communications services for people at home, at work and on the move. With operations in more than 130 countries, Alcatel-Lucent is a local partner with global reach. The company has the most experienced global services team in the industry, and one of the largest research, technology and innovation organizations in the telecommunications industry. Alcatel-Lucent achieved revenues of Euro 17.8 billion in 2007 and is incorporated in France, with executive offices located in Paris. For more information, visit Alcatel-Lucent on the Internet: http://www.alcatel-lucent.com

Alcatel-Lucent Press Contacts
Régine Coqueran (France)	Tel: + 33 (0)1 40 76 49 24	regine.coqueran@alcatel-lucent.com
Stéphane Lapeyrade (France)	Tel: + 33 (0)1 40 76 12 74	stephane.lapeyrade@alcatel-lucent.com
Mary-Lou Ambrus (U.S.)	Tel: + 1 908 582 8501	mambrus@alcatel-lucent.com

Alcatel-Lucent Investor Relations
Rémi Thomas (France)	Tel: + 33 (0)1 40 76 50 61	remi.thomas@alcatel-lucent.com
John DeBono (U.S.)	Tel: + 1 908-582-7793	debono@alcatel-lucent.com

Tony Lucido (France)	Tel: + 33 (0)1 40 76 49 80	alucido@alcatel-lucent.com
Don Sweeney (U.S.)	Tel: + 1 908 582 6153	dsweeney@alcatel-lucent.com
About Motive, Inc.
Motive provides service management software for broadband and mobile data services. Motive’s software is helping wireline, wireless, cable and satellite operators worldwide deliver a new generation of IP-based services that seamlessly integrate voice, video and data into a single, connected experience. With Motive, operators can leverage one service management platform to automate and remotely manage key customer touch points throughout the service lifecycle, across multiple services, networks and devices. The result is a consistent, unified experience for both customers and service providers that increases revenues from new and converged services, reduces fulfillment and support costs, and drives greater customer satisfaction and loyalty. For more information, visit Motive on the Internet: http://www.motive.com.

Motive Press Contacts
Al Bellenchia	Tel: + 1 212 681 1700	abellenchia@torrenzano.com

Motive Investor Relations
Mike Fitzpatrick	Tel: + 1 512 531 1044	mikef@motive.com
Safe Harbor for Forward Looking Statements
This press release contains forward looking information based on the current expectations of Alcatel-Lucent and Motive. Because forward looking statements involve risks and uncertainties, actual results could differ materially. All statements other than statements of historical fact are statements that could be deemed forward looking statements, including the expected benefits and costs of the transaction, management plans relating to the transaction, the anticipated timing of filings and approvals relating to the transaction, the ability of Motive to satisfy all conditions to closing of the transaction, the expected timing of the completion of the transaction, the ability to complete the transaction, any statements of the plans, strategies and objectives of future operations, and any statements of assumptions underlying any of the foregoing. Risks, uncertainties and assumptions include the possibility that expected benefits may not materialize as expected, risks related to the timing or ultimate completion of the transaction, that, prior to the completion of the transaction, Motive’s business may not perform as expected due to uncertainty; that the parties are unable to successfully implement integration strategies, and other risks that are described from time to time in the public filings of Alcatel-Lucent and Motive with the U.S. Securities and Exchange Commission.
The forward looking statements speak only as of the date of this press release. Alcatel-Lucent and Motive expressly disclaim any obligation or undertaking to release publicly any updates or revisions to any forward looking statements included in this press release to reflect any changes in expectations with regard thereto or any changes in events, conditions, or circumstances on which any such statement is based.
Important Additional Information
This press release is for informational purposes only and is not an offer to buy or the solicitation of an offer to sell any securities. The tender offer described herein has not yet been commenced. The solicitation and the offer to buy shares of Motive common stock will only be pursuant to an offer to purchase, letter of transmittal and related materials that Alcatel-Lucent, or a subsidiary thereof, intends to file with the U.S. Securities and Exchange Commission. Motive intends to file with the U.S. Securities and Exchange Commission and mail to its stockholders a Tender Offer Solicitation/Recommendation Statement on Schedule 14D-9 in connection with the tender offer. When they are available, shareholders of Motive should read these materials carefully because they contain important information, including the terms and conditions of the tender offer. When they are available, shareholders will be able to obtain the offer to purchase, the letter of transmittal and related documents without charge from the U.S. Securities and Exchange Commission’s Website at www.sec.gov or from Motive’s Investor Relations department or the Investor Relations section of Motive’s website at http://ir.motive.com. Shareholders are urged to read carefully those materials when they become available prior to making any decisions with respect to the tender offer.